S 03012170 S COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dexia Securities, U.S.A, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nils Geenen 212-376-0132
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 165

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nils Geenen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dexia Securities U.S.A., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUZANNE DENKER
Notary Public, State Of New York
No. 31-4968206
Qualified In New York County
Commission Expires ~~8-18-2002~~ 8/21/2006

Signature

President
Title

Suzanne Denker
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Dexia Securities U.S.A., Inc.

December 31, 2002
with Report of Independent Auditors

Dexia Securities U.S.A., Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
Dexia Securities U.S.A., Inc.

We have audited the accompanying statement of financial condition of Dexia Securities U.S.A., Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dexia Securities U.S.A., Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

February 24, 2003

Ernst + Young LLP
Ernst & Young LLP

Dexia Securities U.S.A., Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,003,755
Due from Parent	1,378,875
Due from customer	181,293
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $80,397)	210,397
Other assets	88,267
Total assets	$ 2,862,587
Liabilities and stockholder's equity	
Liabilities:	
Fails to receive	$ 181,293
Other liabilities and accrued expenses	37,663
Total liabilities	218,956
Total stockholder's equity	2,643,631
Total liabilities and stockholder's equity	$ 2,862,587

See notes to statement of financial condition.

Dexia Securities U.S.A., Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Basis of Presentation

Dexia Securities U.S.A., Inc. (the "Company") is a wholly-owned subsidiary of Kempen & Co NV (the "Parent"). The Company is a securities broker-dealer and a member of the National Association of Securities Dealers, Inc. The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Commission revenues are recorded on a trade date basis.

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the shorter of their estimated useful life or the length of the lease.

Cash and cash equivalents are defined as cash and short-term, highly liquid investments with original maturities of three months or less.

3. Related Party Transactions

Due from Parent primarily represents commissions due from the Parent. Commission revenues are allocated to the Company based upon various revenue-sharing arrangements with the Parent for commissions earned on the facilitation of customer trades. For the year ended December 31, 2002, such revenues totaled approximately $1.6 million.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the "Rule"). The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2002, the Company had net capital of $966,092, which was $866,092 in excess of its required net capital of $100,000. The Company's net capital ratio was in compliance with the net capital ratio requirement.

5. Commitments

The Company leases office space under a noncancelable lease, which expires on April 26, 2005.

At December 31, 2002, the Company's future minimum rental commitments, based upon the terms under the noncancelable lease, which has a remaining term of three years, are as follows:

2003	$ 220,676
2004	220,676
2005	73,559
	514,911
Less aggregate sublease income	55,985
	$ 458,926

6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

All of the Company's cash and cash equivalents are on deposit with a single bank. In addition, a substantial portion of the Company's other assets consists of a receivable from its Parent.